CBRE, Inc.	400 So. Hope Street, 25th Floor
Los Angeles, CA 90071
Gil Borok
Deputy Chief Financial Officer and	213 613 3730 T
Chief Accounting Officer	213 613 3735 F

gil.borok@cbre.com
www.cbre.com

May 24, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Accounting Branch Chief

RE:	CBRE Group, Inc.

Form 10-K for the year ended December 31, 2016

Filed March 1, 2017

File No. 001-32205

Dear Mr. Telewicz:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated May 10, 2017. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 37

1.	Considering that you have consolidated revenues in excess of $13B for the year ended December 31, 2016 and that; based on the information disclosed throughout your filing, you have revenues from multiple lines of business, please tell us why you do not provide disaggregated information of your revenues for each line of business.

Company Response

The Company is currently amidst adoption efforts relative to the new revenue recognition guidance that is effective on January 1, 2018, including providing disaggregated information on its revenue. Under the existing guidance, the Company has historically taken the position that all revenue is from real estate services and provided some information on line of business performance within its MD&A discussion. Given the comment above, the Company will add disaggregated information on its revenue to its consolidated and segment MD&A tabular disclosures, beginning with its Form 10-Q for the quarter ended June 30, 2017.

Segment Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015 Americas, page 42

2.	With respect to your investment in MSRs, please address the following:

•	Please explain to us what you mean by the disclosure that gains from MSR’s are initially recorded at fair value within revenue, clarifying what the gains recognized on the origination and sale of mortgage loans represent. Describe to us the accounting process you follow in recognizing an MSR when it is separated from a loan upon the sale of the loan. In your response, explain to us how you applied the guidance in ASC Topic 860-20-25-4 with respect to your accounting for MSRs.

•	To the extent the “gain from mortgage servicing rights” represents a gain on the sale of loans, please explain to us how you determined the gain should be classified as a component of revenue.

Company Response

Mortgage servicing right (“MSR”) assets and liabilities are initially recorded at fair value with the related net gains reflected in revenue. The revenue recognized on the origination of mortgage loans held for sale includes:

•	Origination fee revenue;

•	Premiums due upon the sale of the loan or settlement of the mortgage-backed securities (“MBS”); and

•	Fair value of the mortgage servicing rights.

Initially, the fair value of the MSRs is reflected in the fair value of the mortgage loan held for sale receivable (“warehouse receivable”). Upon sale of mortgage loans, we derecognize the assets sold and recognize the retained mortgage servicing right asset at fair value, as required by ASC Topic 860-20-25-4.

Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements” paragraph 78 states that, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”. Given the commercial mortgage brokerage business is part of the Company’s central operations, the activity described above has been included in revenue within the Company’s consolidated statement of operations.

The “gain from mortgage servicing rights” does not represent a gain on the sale of loans. Rather, the recognition of the MSR asset at fair value results in a gain. To enhance the clarity of its disclosure, the Company intends to modify its future filings as follows:

Existing disclosure: Gains from mortgage servicing rights are initially recorded at fair value within revenue.

New disclosure: Mortgage servicing right assets and liabilities are initially recorded at fair value with the related net gains reflected in revenue.

3.	We understand that you originate loans held for sale and that, based on your disclosures; you have either a firm commitment to sell specific loans or a confirmed forward trade commitment for the issuance and purchase of MBS that will be secured by the loans. For each period presented in your financial statements, please tell us the amount of loans originated for sale, the amount of the proceeds received on the loans sold within the periods and the net gain or loss on the sale of loans within the periods. In addition, please clarify for us how your warehouse receivable activity is reflected in your consolidated statements of cash flows and provide us with a reconciliation of that activity to line items in your consolidated statements of cash flows. To the extent this activity is shown on a net basis in your consolidated statements of cash flows, please explain to us how you determined that presentation is appropriate.

Company Response

The information requested is provided in the table below. The Company accounts for all activity associated with its warehouse receivables and warehouse lines of credit on a net basis in its consolidated statement of cash flows applying ASC Topic 230-45-8. This accounting literature states that for certain items, where the turnover is quick, the amounts are large and the maturities are short, only the net changes during the period in assets and liabilities with those characteristics need be reported. This is because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities. Given that our warehouse receivables are large, classified as “held-for-sale” with an intent to resell and are generally held for 30-45 days on average (so turnover is quick), the Company believes gross reporting is not meaningful to a user. Accordingly, the Company’s view is that its warehouse activity falls under this literature and therefore net treatment is appropriate.

Warehouse Receivable Rollforward

In thousands

	2016	2015	2014
Beginning Balance	$1,767,107	$506,294	$381,545
Origination of mortgage loans	15,297,471	12,488,511	8,642,345
Gains reflected within revenue in statement of operations (premiums on loan sales)	42,344	27,847	20,082
Sales of mortgage loans	(15,791,289)	(11,238,377)	(8,515,447)
Cash collections of premiums on loan sales	(42,344)	(27,847)	(20,082)

Proceeds from sale of mortgage loans	(15,833,633)	(11,266,224)	(8,535,529)
Net increase (decrease) in mortgage servicing rights included in warehouse receivables	2,758	10,679	(2,149)

Ending Balance	$1,276,047	$1,767,107	$506,294

Balance Sheet

In thousands

	2016	2015	2014	2013
Warehouse receivables	$1,276,047	$1,767,107	$506,294	$381,545
Warehouse lines of credit (which fund loans that U.S. Government Sponsored Entities have committed to purchase)	$1,254,653	$1,750,781	$501,185	$374,597

Statement of Cash Flows

In thousands

	2016	2015	2014
Gain related to premiums on loan sales	$(42,344)	(27,847)	(20,082)
Gain related to MSR fair value	(154,040)	(110,428)	(73,498)

Total gain on sale of loans and servicing rights	(196,384)	(138,275)	(93,580)
Gain on sale of other assets	(4,978)	(2,553)	(2,056)

Gain on sale of loans, servicing rights and other assets per consolidated statement of cash flows	$(201,362)	$(140,828)	$(95,636)

Decrease (increase) in warehouse receivables	$491,060	$(1,260,813)	$(124,749)
(Decrease) increase in warehouse lines of credit	(496,128)	1,249,596	126,588

Net change (Not a separate line item, but reflected with movement in receivables in operating section of cash flow)	$(5,068)	$(11,217)	$1,839

Proceeds from premiums on loan sales	$42,344	$27,847	$20,082
Proceeds from sale of other assets	$1,187	$2,585	$5,459

Proceeds from the sale of servicing rights and other assets per consolidated statement of cash flows	$43,531	$30,432	$25,541

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (213) 613-3730.

Sincerely,

/s/ GIL BOROK
Gil Borok
Deputy Chief Financial Officer &
Chief Accounting Officer